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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eze Castle Transaction Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Farnsworth Street, 6th Floor
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Casey Burgholzer 857-305-9669
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 02 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Doherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eze Castle Transaction Services LLC, as of December 31st, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Compliance Officer

Title

Notary Public

JESSICA M. AUCLAIR
Notary Public
Commonwealth of Massachusetts
My Commission Expires May 28, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonwealth of Massachusetts
Suffolk County S.S.

On this 27th day of February, 2020, before me, the undersigned Notary Public, personally appeared Joseph M. Doherty, proved to me through satisfactory evidence of identification, which was my personal knowledge of his identity, to be the person whose name is signed on the attached document in my presence.

Jessica M. Auclair
Notary Public

JESSICA M. AUCLAIR
Notary Public
Commonwealth of Massachusetts
My Commission Expires May 28, 2021

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm)

(SEC I.D. No.8-66577)

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Table of Contents

	Page
Facing Page and Oath or Affirmation	
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3
Supplemental Information	
Computation of Net Capital Pursuant to SEC Rule 15c3-1	8
Statement Regarding SEC Rule 15c3-3	9

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Eze Castle Transaction Services LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Eze Castle Transaction Services LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 27, 2020

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, *101 Seaport Boulevard Suite 500 Boston, Massachusetts 02210*
T: 617 530 5000; F: 617 530 5001, www.pwc.com/us

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

Year Ended December 31, 2019

Assets		
Cash	$	5,371,229
Receivables and unbilled revenue, net of allowance of $679,207		21,617,248
Due from affiliates		816,394
Other assets		23,021
Total assets	$	27,827,892
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and other accrued expenses	$	494,685
Due to affiliates		210,193
Deferred revenue		88,857
Total liabilities		793,735
Member's equity		27,034,157
Total liabilities and member's equity	$	27,827,892

See accompanying notes to financial statements.

(1) Organization and Description of Business

Eze Castle Transaction Services LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company supplies sell-side brokers with Financial Information eXchange ("FIX") connectivity services for the transmittal and receipt of trading-related messages between the brokers' order management system or other electronic order collection systems and Eze OMS, a software application developed for buy-side asset managers by Eze Castle Software LLC ("ECS" or "Parent"). Trading messages are sent through electronic connections whether physical, logical, virtual, or sponsored, and including, but not limited to, connections established for orders, indications of interest, notice of execution, drop copies, and connections staged via a third-party intermediary, between buy-side clients and sell-side brokers. The Company also offers sell-side brokers and buy-side asset managers with Execution Management Services ("EMS"), which is an online portal of routing, market data, and connectivity. The EMS system provides tools for managing executions, analytics, and centralized access to user-selected execution destinations which provide liquidity, access to other venues/execution destinations, and third-party proprietary products. The EMS platform provides its users trading capabilities and access to market data content. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ECS. ECS is a wholly owned subsidiary of SS&C Technologies, Inc. (the "Group") and the ultimate holding company is SS&C Technologies Holdings, Inc. ("SS&C").

(2) Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases *(Topic 842)*. ASU 2016-02 requires lessees to recognize the following for all leases (with the exception of short term leases) at the commencement date: (i) a lease liability, which is the lessee's obligation to make lease payments arising from a lease measured on a discounted basis; and (ii) a right-of use asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. The Company reviewed the impact and its lease obligations and determined there is no impact to the Financial Statements.

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments.* ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 is effective for the Company in Q1 2020. The Company is currently evaluating the impact of the pending adoption of ASU 2016-13 on our Financial Statements. This ASU is not expected to have a material impact on our financial position of operations or cash flows.

(3) Significant Accounting Policies

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification

("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

(a) Use of Estimates

The Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

(b) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables and unbilled revenue. The Company reviews aged balances as the primary driver in determining the allowance for doubtful accounts. The payment terms per the contract are stated at net 30 days.

	2019
Products Receivable	$ 10,937,376
Unbilled accounts receivable	11,359,079
Allowance for doubtful accounts	(679,207)
Total accounts receivable, net	$ 21,617,248

(c) Fair Value of Financial Instruments

Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, accrued liabilities, and deferred revenue are reported at their contractual amounts, which approximate fair value.

(d) Other Assets

Other assets consist primarily of prepaid expenses.

(e) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal, state, and local income tax purposes. SS&C is responsible for payment of state and local income taxes to the taxing authorities. The Company also had no state income or unincorporated business deferred tax asset or liability in the current year.

(4) Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2019, the Company did not own any financial assets or liabilities other than cash or other assets and liabilities with short and intermediate-term maturities and defined settlement amounts. Per the Company's accounting policies (note 3), the carrying amounts of assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

(5) Related-Party Transactions

In the normal course of business, the Company enters into related-party transactions with affiliates, including ECS, and certain other affiliated entities.

Under the Connectivity Services Agreement ("CSA") with ECS, the Company agrees to pay ECS a partnership fee for the support services and related technology rights provided to the Company in order for it to render FIX and EMS connectivity services. The fees charged by ECS are calculated based upon a flat fee and the eligible number of FIX connections as determined by the CSA.

Under the Servicing Agreement, ECS assists the Company by providing it with certain administrative and other services and, in turn, the Company agrees to pay ECS a monthly servicing fee to cover such expenses.

At December 31, 2019, ECS owed the company $816,394 which is reflected in due to affiliates on the Statement of Financial Condition. The Company owed SS&C affiliates $210,193 which is reflected in the due to affiliates on the Statement of Financial Condition.

(6) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the Company maintain minimum net capital, as defined thereunder, of one-fifteenth of aggregate indebtedness, as defined thereunder, or $5,000, whichever is greater. At December 31, 2019, the Company had net capital of $4,577,495, which was $4,524,579 in excess of its minimum net capital requirement of $52,916. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1.

Advances to affiliates, repayment of borrowings, distributions, dividend payments, and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company claimed exemption throughout the year ended December 31, 2019, from the provisions of Rule 15c3-3 pursuant to paragraph k(1) under the Securities Exchange Act of 1934 as it does not hold funds or securities of its customers and conducts limited business.

(7) Commitments and Contingencies

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's Statement of Financial Condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

(8) Concentration of Credit Risk

The Company may maintain cash at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

(9) Guarantees

In the ordinary course of business, the Company enters into standard indemnification agreements. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnifications agreements is unlimited. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

(10) Subsequent Events

The Company makes regular distributions to ECS based on estimated monthly profits. The distributions declared and paid in January and February of 2020 were $4,100,000 and $2,000,000, respectively.

The Company has evaluated all subsequent events through February 27, 2020, the date of issuance of the Statement of Financial Condition and has determined that no other subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.

SUPPLEMENTAL INFORMATION

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2019

Net Capital		
Total member's equity	$	27,034,157
Nonallowable assets:		
Receivables from brokers and dealers and unbilled revenue, net		21,617,248
Due to affiliates		816,394
Other assets		23,021
Other deductions, and/or charges		—
Total nonallowable assets, deductions, and/or charges		22,456,663
Net capital under SEC Rule 15c3-1	$	4,577,494
Aggegate Indebtedness		
Aggregate indebtedness	$	793,735
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	52,916
Net capital in excess of minimum requirement	$	4,524,578
Ratio of aggregate indebtedness to net capital		0.17 to 1

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2019 unaudited Part IIA FOCUS report filed on January 22, 2019.

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement Regarding SEC Rule 15c3-3

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(1) of such Rule) under the Securities Exchange Act of 1934 as a broker or dealer as it does not hold funds or securities of its customers and conducts limited business. The Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception.